VIA EDGAR

June 1, 2016

Ms. Valerie J. Lithotomos
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	ABS Long/Short Strategies Fund (formerly ABS Global Equity Long/Short RIC) (“Fund”)
File No. 811-23079/333-205984

Dear Ms. Lithotomos:

On behalf of the Fund, transmitted herewith for filing with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is an amendment to the Fund’s Registration Statement on Form N-2 which was filed with the Commission on July 31, 2015 (accession number 0001398344-15-004835) (the “Registration Statement”), which amendment constitutes Post-Effective Amendment No. 2 to the Registration Statement under the Securities Act and Amendment No. 4 to the Registration Statement under the Investment Company Act (the “Amendment”).

If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7182.

Kind regards,

/s/ Edward C. Lawrence
Edward C. Lawrence

cc:	David J. Finn, ABS Long/Short Strategies Fund

bernsteinshur.com

ABS LONG/SHORT STRATEGIES FUND
235 West Galena Street
Milwaukee, Wisconsin 53212

June 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 of ABS Long/Short Strategies Fund (File Nos. 333-205984 and 811-23079)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the undersigned hereby requests that effectiveness under the 1933 Act of the above-referenced Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 be accelerated to Thursday, June 2, 2016. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,
ABS Long/Short Strategies Fund

By:	/s/ David J. Finn
David J. Finn, Treasurer and Principal Financial Officer

FORESIDE FUND SERVICES, LLC
Three Canal Plaza, Suite 100
Portland, Maine 04101

June 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 of ABS Long/Short Strategies Fund (File Nos. 333-205984 and 811-23079)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the undersigned hereby requests that effectiveness under the 1933 Act of the above-referenced Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 be accelerated to Thursday, June 2, 2016. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,
FORESIDE FUND SERVICES, LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks, President

VIA EDGAR

June 1, 2016

Ms. Valerie J. Lithotomos
Senior Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	ABS Global Equity Long/Short RIC (“Fund”)
File Nos. 811-23079; 333-205984

Dear Ms. Lithotomos:

This letter confirms our receipt of your oral comments and those provided by Ms. Lauren Hamilton on May 24, 2016 to Post-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016 (accession number 0001398344-15-006959). We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition, please note that the Fund is filing concurrently with this response Post-Effective Amendment No. 2 to the Registration Statement (the “Amendment”). The Amendment incorporates updates to the Registration Statement in response to the staff’s oral comments and makes certain additional non-material changes. The Amendment is marked to note these changes. The Fund has also requested acceleration of the effective date of the Amendment. In conjunction with the request for acceleration, the Fund acknowledges that:

bernsteinshur.com

June 1, 2016

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the SEC or the SEC’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments/Questions Posed in the Comment Letter and Our Responses:

General

COMMENT 1. Please confirm that the Fund will comply with all the restrictions set forth in the exemptive order recently granted by the SEC enabling the Fund to issue multiple classes of shares.

RESPONSE 1. The Fund confirms that it will comply with all the restrictions set forth in the exemptive order recently granted by the SEC.

COMMENT 2. Please confirm that the Fund will not issue preferred shares within the next twelve months.

RESPONSE 2. The Fund confirms that it will not issue preferred shares within the next twelve months.

COMMENT 3: In the expense limitation section on page 12 of the Prospectus, you indicate that, “The Adviser may recoup fees waived and expenses reimbursed under certain circumstances.” Please indicate the time period during which the Adviser may recoup fees and what the circumstances are under which the Adviser can recoup fees.

RESPONSE 3: The requested changes have been made.

COMMENT 4: Please confirm that the Adviser cannot terminate the Limitation Agreement prior to August 30, 2019.

RESPONSE 4: The Fund confirms that the Adviser cannot terminate the Limitation Agreement prior to August 30, 2019 and has revised footnote 3 of the Fee Table accordingly.

COMMENT 5: Please revise the expense example to include expenses for the following periods as required by Form N-2: 1 year, 3 years, 5 years and 10 years.

RESPONSE 5: The requested changes have been made.

June 1, 2016

COMMENT 6: Please confirm that the calculations used to compute the expense examples only include the fee waiver for the period that the Limitation Agreement is in effect and indicate as such in the introductory language to the expense example.

RESPONSE 6: The Fund confirms that the calculations used to compute the expense examples only include the fee waiver for the period that the Limitation Agreement is in effect and the introductory language to the expense example has been revised accordingly.

COMMENT 7: Please confirm that the financial statements of the Predecessor Fund have been filed with the registration statement.

RESPONSE 7: The Fund confirms that the financial statements of the Predecessor Fund have been filed.

Accounting Comments

COMMENT 1. Please provide a representation that to the extent that the assumptions used to calculate the Fee Table change over time, that the Fund will amend the Prospectus accordingly.

RESPONSE 1. The Fund represents that should the assumptions used to calculate the Fee Table change over time, then the Fund will amend the Prospectus accordingly.

COMMENT 2. The footnotes to the Fee Table state that the Adviser’s fee waiver excludes: taxes, interest, portfolio transaction expenses (including but not limited to brokerage fees and commissions, custodial “ticket” costs to process Fund investments in other investment funds, and other fees and expenses incurred in connection with the acquisition, holding, and disposition of securities and other investments), acquired fund fees and expenses, dividend expenses on short sales and extraordinary expenses not incurred in the ordinary course of the Fund’s business. Please confirm that the Fund will not issue preferred shares within the next twelve months. Please confirm that the Fund does not expect to incur those expenses.

RESPONSE 2. The Fund will incur acquired fund fees and expenses by virtue of being invested in Portfolio Funds. With respect to the other expenses excluded by the fee waiver, the Fund does not expect the amount of any such expenses incurred by the Fund to be material.

COMMENT 3: Please explain how the exclusion of the 5% sales load for A Shares from the amounts listed in the Expense Example complies with Form N-2.

RESPONSE 3: The Expense Example has been revised to include the 5% sales load for A Shares in the expense amounts in accordance with Form N-2.

COMMENT 4: Note 2 of the Fund’s financial statements discuss the Fund’s organizational and offering costs. In the future, please disclose the total amount of the Fund’s organizational and offering costs paid by the Adviser that is subject to recoupment by the Adviser.

June 1, 2016

RESPONSE 4: The Fund will do so in the future.

COMMENT 5: For future filings, please note Item (b) of Rule 3-18 of Regulation S-X which concerns certain financial statement requirements for filings made with 60 days of the end of the Fund’s fiscal year when audited financial statements for such fiscal year are not yet available.

RESPONSE 5: The Fund has noted the requirements that you point out for future filings.

* * * * *

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence